Filed Pursuant to Rule 253(g)(2)

File No. 024-11877

REALTYMOGUL INCOME REIT, LLC

SUPPLEMENT NO. 25 DATED AUGUST 16, 2024

TO THE OFFERING CIRCULAR DATED MAY 24, 2023

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Income REIT, LLC (“we,” “our,” “us” or the “Company”), dated May 24, 2023, as filed by us with the Securities and Exchange Commission on May 25, 2023 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update our plan of operation.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation –Acquisitions”:

Potential Investments

Kings Landing – Creve Coeur, Missouri

As previously disclosed, on July 28, 2021, we acquired a joint-venture limited partnership equity investment in connection with the acquisition and renovation of Kings Landing, a 152-unit, Class A- apartment community in Creve Coeur, Missouri, a suburb of St. Louis, Missouri (the “Property”). On June 16, 2023, we made an unsecured loan to Kings Landing Investors, LLC (“Kings Landing Investors”), the entity that indirectly owns the Property, in the amount of $291,566.

There is a reasonable probability that we may make an additional approximately $2,500,000 to $3,500,000 unsecured loan (the “Additional Loan”) to Kings Landing Investors. The Additional Loan is expected to be made in connection with refinancing the Property as well as paying off the existing lender, funding closing costs, and funding working capital for the Property. If the Additional Loan is completed, the entity will continue to be managed by a wholly-owned subsidiary of RM Communities, LLC (“RM Communities”), an affiliate of our Manager and a wholly-owned subsidiary of Realty Mogul, Co. RM Communities will also serve as the sponsor of this transaction and will be entitled to certain fees in connection with the transaction.

The acquisition of the Additional Loan is subject to various conditions. No assurances can be given that we will acquire the Additional Loan.